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Jonathan Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 3599 Fax

August 7, 2023

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Jeffrey Long

Re:	CION Ares Diversified Credit Fund, File No. 333-271529 (the “Fund”)

Dear Mr. Long:

We are writing in response to your comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report of the Fund filed on Form N-CSR relating to the fiscal year ended December 31, 2022 (the “Annual Report”). The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the comments from the Staff of the Securities and Exchange Commission, along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Annual Report.

Annual Report

1.	Comment: Footnote (d) in the Schedule of Investments states that certain investments, which represented 135.65% of the Fund’s net assets, may be subject to legal restrictions on sales. Please confirm that the Fund has included disclosure as required by Rule 12-12 of Regulation S-X relating to restricted securities, if applicable.

Response: The Fund confirms that the referenced investments do not require disclosure per Rule 12-12 of Regulation S-X. The Fund will include such disclosure in the Fund’s future filings, if applicable.

2.	Comment: To the extent the Fund receives fees such as consent fees, upfront origination fees or amendment fee income in an amount that exceeds 5% of the Fund’s total income, please disclose such amounts separately.

Response: The disclosure will be revised as requested in the Fund’s future filings, if applicable.

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Should you have any questions or comments, please contact the undersigned at 212.641.5600.

Sincerely,

/s/ Jonathan Gaines
Jonathan Gaines

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